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25 March 2002

RECD S.E. File No. 82-4511
MAR 27 2002
070

Securities and Exchange Commission
Office of International [redacted]
Judiciary Plaza
450 Fifth Street
Washington D.C. 2054
USA

02028163

SUPPL

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Interpump Group Acquires Gansow in Germany
- Press Release: Interpump Group, the Board of Directors approves the results of the 2001 accounting period.

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Ing. Cavallini
Interpump Group S.p.A.

99 BISHOPSGATE • LONDON EC2M 3XF UNITED KINGDOM
TELEPHONE: +44-20-7710-1000 • FAX: +44-20-7374-4460

LO_DOCS\74766.14[W2000]

RECD S.E.C.

MAR 2 7 2002

070

PRESS RELEASE

The focused acquisition policy continues

INTERPUMP GROUP ACQUIRES GANSOW IN GERMANY

ONE OF THE LEADING EUROPEAN MANUFACTURERS OF SCRUBBER-DRIERS

Milan, 4h March 2002 - The Interpump Group has signed an agreement for acquisition of the Gansow Group's German business.

Founded in 1960, the Gansow Group is one of the main European manufacturers of floor sweepers and scrubbers for professional use. It has a factory close to Dortmund (Germany) and eight after-sales and service branches in Germany.
Since January 2002 the Gansow Group has gone into receivership, following a liquidity crisis emerging in the second half of last year. In 2000, the Group's consolidated sales totalled about € 40 million.
Gansow's product range, brand and service network in Germany are strongly complementary to the Interpump Group's Cleaning sector.

The Gansow Group's sales in the period March-December 2002 are projected to be in the € 15-17 million range, with the objective of strongly increasing sales in subsequent years via both use of the Gansow brand and new product launches. There is substantial potential for commercial and production synergies with other Interpump Group companies, headed by Teknova and IP Floor. Interpump Group's investment totals € 3.7 million.

"*For the Interpump Group the acquisition of Gansow's German business* - stated Giovanni Cavallini, Interpump Group CEO - *is a further major step towards strengthening its world leadership in the professional cleaning sector and will enhance more effective penetration of the main European market – Germany – and significant growth in the floor-care segment, one of the most promising segments of activity of Interpump Group. The full impact of this acquisition will emerge already as from 2003 and even more strongly thereafter, following rationalisation of the entire floor-care segment within the Interpump Group's business portfolio*".

In the last five years the Interpump Group has completed 11 acquisitions in Italy and abroad, for a total of € 172 million.
For further information please contact: Moccagatta Associati - Tel.++39-02/86451419 Fax ++39-02/86452082

PRESS RELEASE

Interpump Group: the Board of Directors approves the results of the 2001 accounting period

PROPOSED DIVIDEND 0.10 EURO, + 15% COMPARED TO 2000
NET PROFIT: +12.7% TO 21.4 MILLION EURO
NET REVENUES: +3.5% TO 426.1 MILLION EURO
ROE REACHED 20%

TURNOVER FOR FIRST TWO MONTHS OF 2002: +14%

The company's managing director Giovanni Cavallini said: "*The distribution of a dividend of 0.10 euro, up by 15% compared to last year, reflects the high profitability that the Interpump Group has again achieved in 2001 and the attention given to continual creation of value for shareholders. It is important to emphasize that the 2001 dividend is equal to 2.5% of the average price of the Interpump Group stock in the last two months. The growth of turnover in January and February 2002, equal to 14% (+ 12.5% like for like) shows that even in periods of relative stagnation of the world economy, the Interpump Group is capable of growing much faster than the average of the markets in which it operates. In addition to this, the acquisition of the German Company Gansow concluded last week will accelerate the Group's growth in the Cleaning sector, and especially in the highly promising Floor Care segment*"

Milan, 12 March 2002 – The Board of Directors of Interpump Group S.p.A., meeting today in Milan, approved the draft balance sheet for the 2001 accounting period. The Board of Directors moreover proposed to the Shareholders' Meeting, which has been convened for 16 April, **the distribution of a dividend equal to 0.10 euro**, up **15% compared to the previous year** and equal to 2.5% of the average price of the stock in the months of January and February 2002. The dividend will be paid from 9 May 2002, with a coupon detachment date of 6 May.

The Board moreover noted that the **turnover of the first two months of 2002 has risen by 14%** to 80.3 million euro, compared to the corresponding period of the previous accounting period (+ 12.5% on an equal consolidation area basis).

The results of 2001 confirm the strength of the Interpump Group in terms of assets and in financial terms, its international competitiveness and its ability to expand. The **net revenues reached 426.1 million euro, an increase of 3.5%** compared to the previous accounting period (411.7 million euro); **foreign sales in 2001 were equal to 72% of revenues.**

The **gross operating margin grew by 1.9%** to **81.4 million euro** (compared to 79.8 million euro the previous year), while **net profit advanced by 12.7% to reach 21.4 million euro** (compared to the 19.0 million euro posted in the year 2000).

Consolidated equity increased to 182.8 million euro (**+12.8%**), from 162.0 million euro in the year to 31 December 2000.

Net borrowing remained more or less unchanged on the previous year, standing at 176.4 million euro (against 177.1 million euro in the year 2000), in spite of the significant investments made with a view to increasing the future development of the group (24.8 million euro). Borrowing was successfully contained thanks to the

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.522.904311
FAX. +39.522.904444 - E-mail ***info@interpumpgroup.it***
CAP. SOC. L. 81.400.000.000 I.V. - REG. IMPRESE R.E. N. 117217 - C.C.I.A.A. R.E.A. N. 204185 - COD.FISCALE 11666900151 - PARTITA IVA IT 01682900350

group's high **cashflow from earnings** (47.2 million euro), largely in line with the 47.9 million euro recorded the previous operating year).

Net profit per share, adjusted as a result of the amortisation of goodwill and based on the weighted average number of shares, increased by **9.6%** to reach **0.401** euro.

The **ROCE** (Return on Capital Employed net of own shares) reached **20.4%** and the **ROE** (Return on Equity, the sum of net profit, amortisation of goodwill and of minority interests, in relation to the consolidated equity) reached **20%.**

The group's **Cleaning Sector**, accounting for 45% of net consolidated revenues for the year and the group's main area of activity, reported an **8.5% rise in sales** (up 4.2% had the consolidation structure remained unchanged between the two years).

The group's **Oil Pressure Sector** reported a **0.7% increase in sales,** in spite of the troubled times undergone by the North American market, where the Interpump Group is the number two producer of power takeoffs for equipping industrial vehicles. Last July in Italy, the Group acquired control of Hydroven, a company that was previously 36%-owned, thereby strengthening its competitive position within the sector.

The group's **Industrial Sector** instead suffered a 2.9% contraction, due to both the contractions sustained by the North American market (the group's key market for high-pressure pumps), which was to some extent offset by the growth enjoyed in other countries, and the fall undergone by the sale of electrical motors.

Since the year it was admitted to the Stock Exchange (1996), the turnover has more than doubled (from 199.6 million euro to 426.1 million euro), the gross operating margin (GOM) has doubled (from 40.7 million euro to 81.4 million euro) and the net profit has almost tripled (from 7.6 million euro to 21.4 million euro).

Interpump Group, world leader for piston pumps and oil-pressure power takeoffs, has grown both internally and because of acquisitions, and between 1997 and the present 11 acquisitions have been completed in Italy and abroad, with a total value of 172 million euro (the latest being the **German company Gansow**, operating in the Cleaning sector, which was announced at the beginning of March). The geographical diversification of the markets in which the group operates and the complementary nature of the Group's three business sectors underlie its strong development and the maintenance of its high profitability.

Mr. Giovanni Cavallini, Vice Chairman and Managing Director of the Interpump Group, said: "*The distribution of a dividend of 0.10 euro, up by 15% compared to last year, reflects the high profitability that the Interpump Group has again achieved in 2001 and the attention given to continual creation of value for shareholders. It is important to emphasize that the 2001dividend is equal to 2.5% for the average quotations of the Interpump Group stock in the last two months. The growth of turnover in January and February 2002, equal to 14% (+ 12.5% like for like) shows that even in periods of relative stagnation of the world economy, the Interpump Group is capable of growing much faster than the average of the markets in which it operates. In addition to this, the acquisition of the German company Gansow concluded last week will accelerate the Group's growth in the Cleaning sector, and especially in the highly promising Floor Care segment*"

RECLASSIFIED CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euro)	*31/12/2001*		*31/12/2000*	
Trade receivables	90.371		87.606	
Inventories	88.337		87.483	
Prepayment and accrued income within one year	2.232		2.327	
Other receivables, net of deferred tax assets	7.043		4.359	
Trade payables	(68.768)		(66.551)	
Tax payables within one year	(9.477)		(10.505)	
Other current liabilities, net of payables for acquisition of investments	(10.832)		(10.497)	
Accrued expenses, net of interest charges	(596)		(907)	
Net operating working capital	*98.310*	*27,4%*	*93.315*	*27,5%*
Tangible fixed assets	88.783		76.719	
Goodwill	140.238		146.565	
Treasury stock	25.726		23.866	
Financial fixed assets	10.792		10.653	
Other non current assets	22.899		18.604	
Provisions	(8.643)		(8.263)	
Staff leaving indemnities	(13.379)		(12.156)	
Payables for acquisition of investments	(516)		(3.038)	
Other non current liabilities	(4.999)		(7.171)	
Total net fixed assets	*260.901*	*72,6%*	*245.779*	*72,5%*
Total capital employed	*359.211*	*100,0%*	*339.094*	*100,0%*
Financed by:				
Share capital	42.778		42.630	
Retained earnings	95.783		82.351	
Net profit for the period	21.433		19.016	
Total Group's net equity	159.994		143.997	
Minority interests	22.788		18.010	
Total consolidated net equity	*182.782*	*50,9%*	*162.007*	*47,8%*
Cash and cash equivalents	(23.181)		(48.773)	
Payables to banks within one year	32.817		29.693	
Current portion of long term financing	63.728		70.810	
Accrued interests	1.273		1.197	
Total short term indebtedness	74.637		52.927	
Long term financing, net of current portion	101.792		124.160	
Total net indebtedness	*176.429*	*49,1%*	*177.087*	*52,2%*
Total sources of financing	*359.211*	*100,0%*	*339.094*	*100,0%*

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS

(amounts expressed in thousands of euro)	*31/12/2001*		*31/12/2000*	
Net revenues	426.075	*100,0%*	411.673	*100,0%*
Purchases, net of changes in inventories	(192.744)		(189.091)	
Gross industrial margin	*233.331*	*54,8%*	*222.582*	*54,1%*
Personnel expenses	(77.394)		(74.845)	
Other operating costs	(74.623)		(67.926)	
Gross operating profit	*81.314*	*19,1%*	*79.811*	*19,4%*
Operating amortisation and depreciation	(13.762)		(12.655)	
Operating profit	*67.552*	*15,9%*	*67.156*	*16,3%*
Amortisation of goodwill	(9.348)		(9.046)	
Amortisation of acquisition and listing costs	-		(1.666)	
Amortization of excess cost allocated to buildings	(208)		(208)	
Financial income (charges)	(10.515)		(9.077)	
Financial discounts granted to customers	(1.798)		(2.266)	
Adjustments of the value of investments to the equity method	(1.207)		291	
Extraordinary income (charges)	(168)		(192)	
Profit before taxes and minority interests	*44.308*		*44.992*	
Income taxes	(17.089)		(20.941)	
Net profit before minority interests	*27.219*		*24.051*	
Minority interests	(5.786)		(5.035)	
Net profit for the period	*21.433*		*19.016*	

CONSOLIDATED CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*31/12/2001*	*31/12/2000*
Net profit for the period	21.433	19.016
Minority interests	5.786	5.035
Non-cash items :		
Depreciation and amortisation	23.414	23.575
Changes in staff severance indemnities	1.006	1.042
Changes in provision for deferred taxation, net of deferred tax asset	(3.903)	355
Losses (profits) of non-consolidated investments	1.207	(291)
Losses (gains) from sales of fixed assets	(1.069)	(230)
(Profit) losses on exchange rates on loans granted in foreign exchange	(189)	-
Changes in other provisions	(363)	(626)
Cash flow from operations	*47.322*	*47.876*
Changes in net operating working capital	(3.683)	11.413
Operating cash flow generated	*43.639*	*59.289*
Investing activities		
Increase in tangible fixed assets	(24.389)	(15.762)
Increase in intangible fixed assets	(2.827)	(2.952)
Acquisition of investments, net	(3.793)	(11.445)
Changes in payables relating to acquisition of investments	(2.522)	(745)
Purchase of treasury stock	(1.860)	(2.988)
Proceeds from sales of fixed assets	2.936	548
Other changes	607	(1.082)
Total cash flow used in investing activities	*(31.846)*	*(34.426)*
Financing activities		
Increase in (repayment of) long term borrowings	(30.381)	25.234
Repayment of shareholders' financing	(253)	(1.453)
Collection of (increase in) non current financial receivables	(772)	(116)
Increase in share capital	444	77
Dividends collected from investments valued at equity method	147	255
Dividends paid	(8.904)	(40.222)
Total cash flow obtained through (used in) financing activities	*(39.719)*	*(16.225)*
Total cash flow generated (used)	(27.926)	8.638

CONSOLIDATED CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*31/12/2001*	*31/12/2000*
Net cash and cash equivalents at the beginning of the year	17.883	8.288
Adjustments:		
Net cash and cash equivalents (payables) at beginning of the year of companies not consolidated in prior period	(477)	1.801
Net cash and cash equivalents at the beginning of the year	17.406	10.089
Cash flow generated (used)	(27.926)	8.638
Exchange differences	(389)	(844)
Net cash and cash equivalents at the end of the year	*(10.909)*	*17.883*

Cash and cash equivalents can be broken down as follows:

Cash on hand and securities	23.181	48.773
Payables to banks within one year	(94.377)	(99.351)
Adjustments: current portion of long term borrowings	61.560	69.658
Accrued interests	(1.273)	(1.197)
Net cash and cash equivalents	*(10.909)*	*17.883*

RECLASSIFIED BALANCE SHEETS OF THE PARENT COMPANY INTERPUMP GROUP S.p.A.

(amounts expressed in thousands of euro)	*31/12/2001*		*31/12/2000*	
Trade receivables	8.152		9.647	
Inventories	12.395		14.146	
Prepayment and accrued income within one year	378		22	
Other receivables, net of deferred tax assets	1.792		109	
Trade payables	(8.308)		(9.761)	
Tax payables within one year	(4.822)		(5.416)	
Other current liabilities, net of payables for acquisition of investments	(2.028)		(2.126)	
Accrued expenses, net of interest charges	(1)		(1)	
Net operating working capital	*7.558*	*3,5%*	*6.620*	*3,1%*
Tangible fixed assets	19.741		12.228	
Goodwill	37.677		40.263	
Treasury stock	25.726		23.866	
Financial fixed assets	131.249		144.450	
Other non current assets	2.853		1.923	
Provisions	(469)		(224)	
Staff leaving indemnities	(3.550)		(3.269)	
Payables for acquisition of investments	(516)		(3.038)	
Other non current liabilities	(4.936)		(7.142)	
Total net fixed assets	*207.775*	*96,5%*	*209.057*	*96,9%*
Total capital employed	*215.333*	*100,0%*	*215.677*	*100,0%*
Financed by:				
Share capital	42.778		42.630	
Retained earnings	77.159		68.513	
Net profit for the period	9.548		6.691	
Total net equity	*129.485*	*60,1%*	*117.834*	*54,7%*
Cash and cash equivalents	(5.500)		(22.156)	
Payables to banks due within one year	4.184		-	
Current portion of long term financing	36.886		49.977	
Accrued interests	994		994	
Total short term indebtedness	35.867		28.815	
Long term financing, net of current portion	49.981		69.028	
Total net indebtedness	*85.848*	*39,9%*	*97.843*	*45,3%*
Total sources of financing	*215.333*		*215.677*	

RECLASSIFIED INCOME STATEMENTS OF THE PARENT COMPANY INTERPUMP GROUP S.p.A.

(amounts expressed in thousands of euro)	*31/12/2001*		*31/12/2000*	
Net revenues	61.735	100,0%	66.270	100,0%
Purchases, net of changes in inventories	(19.503)		(23.123)	
Gross industrial margin	*42.232*	*68,4%*	*43.147*	*65,1%*
Personnel expenses	(11.958)		(12.285)	
Other operating costs	(10.084)		(9.918)	
Gross operating profit	*20.190*	*32,7%*	*20.944*	*31,6%*
Operating amortisation and depreciation	(4.720)		(2.050)	
Operating profit	*15.470*	*25,1%*	*18.894*	*28,5%*
Amortisation of goodwill	(2.586)		(2.585)	
Amortisation of acquisition and listing costs	-		(1.666)	
Accelerated depreciation	(434)		(123)	
Dividends and relating tax credits	16.874		8.908	
Financial income (charges), net	(3.842)		(1.879)	
Financial discounts granted to customers	(1.306)		(1.427)	
Write-downs of investments	(5.825)		(5.660)	
Extraordinary income (charges), net	23		(225)	
Profit before taxes	*18.374*		*14.237*	
Income taxes	(8.826)		(7.546)	
Net profit for the period	*9.548*		*6.691*	

CASH FLOW STATEMENTS OF THE PARENT COMPANY INTERPUMP GROUP S.p.A.

(amounts expressed in thousands of euro)	*31/12/2001*	*31/12/2000*
Net profit for the period	9.548	6.691
Non-cash items :		
Depreciation and amortisation	7.740	6.424
Changes in staff severance indemnities	281	214
Change in provision for deferred taxation, net of deferred tax asset	210	(93)
Changes in other provisions	(224)	224
Write-downs of investments	5.288	5.660
Write-downs of other financial fixed assets	537	-
Reduction in value of investments for distribution of profits obtained before the acquisition	-	828
Exchange gains on loan granted in foreign currency	(189)	(707)
Losses (gains) from sales of fixed assets	(42)	(16)
Dividends received from subsidiaries	(10.631)	(6.134)
Cash flow from operations	*12.518*	*13.091*
Changes in net operating working capital	(5.267)	5.771
Operating cash flow generated	*7.251*	*18.862*
Investing activities		
Increase in tangible fixed assets	(1.829)	(2.252)
Increase in intangible fixed assets	(897)	(1.152)
Acquisition of investments, net	(2.414)	(10.429)
Changes in payables relating to acquisition of investments	(2.522)	(487)
Proceeds from sales of investments in subsidiaries	43	-
Purchase of treasury stock	(1.860)	(2.988)
Increase in other financial fixed assets	(537)	-
Proceeds from sales of fixed assets	65	49
Other Changes	(354)	-
Total cash flow used in investing activities	*(10.305)*	*(17.259)*
Financing activities		
Increase in (repayment of) long term borrowings	(34.539)	25.721
Collection (increase) of long term financial receivables	10.623	3.255
Financing reimbursed by (paid out to) subsidiaries	2.400	-
Increase in share capital	444	77
Dividends received from subsidiaries	10.631	6.134
Dividends paid	(6.648)	(39.699)
Total cash flow obtained through (used in) financing activities	*(17.089)*	*(4.512)*
Total cash flow generated (used)	(20.143)	(2.909)

CASH FLOW STATEMENTS OF THE PARENT COMPANY INTERPUMP GROUP S.p.A.

(amounts expressed in thousands of euro)	*31/12/2001*	*31/12/2000*
Net cash and cash equivalents at the beginning of the year	21.162	24.071
Cash flow generated (used)	(20.143)	(2.909)
Net cash and cash equivalents at the end of the year	*1.019*	*21.162*

Cash and cash equivalents can be broken down as follows: :

Cash on hand and securities	1.316	22.156
Interests accrued	(297)	(994)
Cash and cash equivalents	*1.019*	*21.162*